Exhibit 21.1

Subsidiaries of Registrant

1.	Aquamed Technologies, Inc., a corporation organized under the laws of California.

2.	Oculus Technologies of Mexico, S.A. de C.V., a corporation organized under the laws of Mexico.

3.	Oculus Innovative Sciences Netherlands B.V., a corporation organized under the laws of the Netherlands.

4.	Ruthigen, Inc., a corporation organized under the laws of Nevada.